UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2014
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the six months ended June 30, 2014. Also, attached hereto as Exhibit 99.1 is a list of the Company’s significant subsidiaries.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-170598) and on Form F-3 (Registration No. 333-191406), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2010 and September 26, 2013, respectively.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE PERIOD ENDED JUNE 30, 2014

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013	Page 9
Notes to the Unaudited Condensed Financial Statements	Page 10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 30
Cautionary Statement Regarding Forward-Looking Statement	Page 38
Signatures	Page 39

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013
(in thousands of $, except per share amounts)

	Six months ended		Year ended
	June 30,		December 31,
	2014	2013	2013
Operating revenues
Direct financing lease interest income - related parties	23,164	28,489	55,385
Direct financing lease interest income - other	—	3,018	4,231
Finance lease service revenues - related parties	23,530	26,650	52,390
Finance lease service revenues - other	—	825	1,846
Profit sharing revenues - related parties	14,290	100	770
Time charter revenues - related parties	4,846	1,935	5,647
Time charter revenues - other	37,045	38,937	77,778
Bareboat charter revenues - related parties	9,071	9,103	18,324
Bareboat charter revenues - other	24,539	21,177	42,705
Voyage charter revenues - other	16,866	—	9,724
Other operating income	2,305	844	2,060
Total operating revenues	155,656	131,078	270,860
Gain on sale of assets and termination of charters	15,197	18,025	18,025
Operating expenses
Ship operating expenses - related parties	24,807	27,869	54,916
Ship operating expenses - other	32,935	19,360	50,618
Depreciation	31,661	28,337	58,436
Administrative expenses - related parties	495	233	439
Administrative expenses - other	3,523	3,678	7,110
Total operating expenses	93,421	79,477	171,519
Net operating income	77,432	69,626	117,366
Non-operating income / (expense)
Interest income - related parties, associated companies	11,866	9,788	19,575
Interest income - related parties, other	1,868	—	482
Interest income - other	7,652	5,012	10,023
Interest expense - other	(42,573)	(44,184)	(87,225)
Loss on repurchase of bonds	(21)	(1,109)	(1,218)
Other financial items, net	(7,151)	2,779	2,003
Net income before equity in earnings of associated companies	49,073	41,912	61,006
Equity in earnings of associated companies	14,019	15,530	28,200
Net income	63,092	57,442	89,206
Per share information:
Basic earnings per share	$0.68	$0.67	$1.00
Diluted earnings per share	$0.64	$0.60	$0.99
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2014	2013	2013
Net income	63,092	57,442	89,206
Fair value adjustments to hedging financial instruments	(8,996)	32,908	41,827
Fair value adjustments to hedging financial instruments in associated companies	(913)	4,128	2,897
Reclassification into net income of previous fair value adjustments to hedging financial instruments	5,196	502	2,102
Fair value adjustments to available for sale securities	(346)	218	699
Other comprehensive (loss)/income	3	(68)	(58)
Other comprehensive income/(loss)	(5,056)	37,688	47,467

Comprehensive income	58,036	95,130	136,673
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2014 and December 31, 2013
(in thousands of $, except share data)

	June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	49,480	58,641
Available for sale securities	61,889	76,925
Trade accounts receivable	6,121	8,362
Due from related parties	30,204	13,249
Other receivables	28,795	79,301
Inventories	5,557	6,607
Prepaid expenses and accrued income	3,616	3,971
Investment in direct financing and sales-type leases, current portion	44,978	45,148
Total current assets	230,640	292,204
Vessels and equipment, net	1,185,825	1,089,616
Newbuildings and vessel purchase deposits	146,814	126,008
Investment in direct financing and sales-type leases, long-term portion	838,431	858,260
Investment in associated companies	40,962	40,987
Loans to related parties - associated companies, long-term	478,259	530,715
Loans to related parties - others, long-term	45,701	48,847
Other long-term investments	1,234	1,235
Deferred charges	37,600	41,478
Financial instruments (long-term): at fair value	7,320	16,633
Total assets	3,012,786	3,045,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term and current portion of long-term debt	396,963	389,888
Trade accounts payable	1,060	3,502
Due to related parties	1,939	13,965
Accrued expenses	13,041	13,832
Financial instruments (short-term): at fair value	2,568	5,705
Other current liabilities	11,569	5,548
Total current liabilities	427,140	432,440
Long-term liabilities
Long-term debt	1,333,052	1,346,991
Financial instruments (long-term): at fair value	59,980	56,490
Other long-term liabilities	16,592	18,129
Total liabilities	1,836,764	1,854,050

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,359,000 and 93,260,000 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	93,359	93,260
Additional paid-in capital	284,829	285,632
Contributed surplus	583,888	581,569
Accumulated other comprehensive loss	(38,994)	(34,851)
Accumulated other comprehensive loss - associated companies	(3,192)	(2,279)
Retained earnings	256,132	268,602
Total stockholders’ equity	1,176,022	1,191,933
Total liabilities and stockholders’ equity	3,012,786	3,045,983
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2014	2013	2013
Operating activities
Net income	63,092	57,442	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	31,661	28,337	58,436
Amortization of deferred charges	5,424	5,303	11,305
Amortization of seller’s credit	(957)	(996)	(1,983)
Equity in earnings of associated companies	(14,019)	(15,530)	(28,200)
Gain on sale of assets and termination of charters	(15,197)	(18,025)	(18,025)
Adjustment of derivatives to fair value recognized in net income	2,705	(4,658)	(7,950)
Loss on repurchase of bonds	21	1,109	1,218
Interest receivable in form of notes	(1,532)	(1,326)	(2,767)
Other	(1,960)	(1,626)	(1,396)
Changes in operating assets and liabilities
Trade accounts receivable	2,241	(4,296)	(4,313)
Due from related parties	(4,650)	53,537	49,189
Other receivables	(5,444)	(1,738)	(740)
Inventories	1,051	(312)	(3,656)
Prepaid expenses and accrued income	355	(436)	(3,236)
Trade accounts payable	(2,442)	(1,161)	2,047
Accrued expenses	(791)	(154)	271
Other current liabilities	(2,481)	752	718
Net cash provided by operating activities	57,077	96,222	140,124

Investing activities
Repayments from investments in direct financing and sales-type leases	21,921	26,387	51,220
Additions to newbuildings and vessel purchase deposits	(84,239)	(64,019)	(109,337)
Purchase of vessels	(122,870)	—	—
Proceeds from sales of vessels and termination of charters	90,746	40,366	83,583
Net amounts received from/ (paid to) associated companies	44,402	(126,097)	(81,308)
Proceeds of other long-term investments	50,000	—	—
Redemption/ (purchase) of available for sale securities	16,064	(9,668)	(18,140)
Net cash provided by/ (used) in investing activities	16,024	(133,031)	(73,982)

Financing activities
Shares issued, net of issuance costs	463	128,880	128,880
Payments in lieu of issuing shares for exercised share options	(1,196)	(448)	(448)
Repurchase of bonds	(75,262)	(248,109)	(254,132)
Proceeds from issuance of short-term and long-term debt	397,332	514,747	705,347

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013 (in thousands of $)
	Six months ended		Year ended
	June 30,		December 31,
	2014	2013	2013

Repayments of short-term and long-term debt	(325,783)	(333,066)	(530,186)
Debt fees paid	(2,254)	(8,343)	(8,390)
Cash dividends paid	(75,562)	(36,371)	(109,114)
Net cash (used) in/ provided by financing activities	(82,262)	17,290	(68,043)

Net change in cash and cash equivalents	(9,161)	(19,519)	(1,901)
Cash and cash equivalents at start of the period	58,641	60,542	60,542
Cash and cash equivalents at end of the period	49,480	41,023	58,641

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	39,952	39,926	77,630
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013
(in thousands of $, except number of shares)

	Six months ended		Year ended
	June 30,		December 31,
	2014	2013	2013
Number of shares outstanding
At beginning of period	93,260,000	85,225,000	85,225,000
Shares issued	99,000	8,035,000	8,035,000
At end of period	93,359,000	93,260,000	93,260,000
Share capital
At beginning of period	93,260	85,225	85,225
Shares issued	99	8,035	8,035
At end of period	93,359	93,260	93,260
Additional paid-in capital
At beginning of period	285,632	144,258	144,258
Amortization of stock based compensation	29	140	220
Payments in lieu of issuing shares	(1,196)	(448)	(448)
Shares issued	364	120,880	120,880
Equity component of convertible bond issuance, net	—	20,722	20,722
At end of period	284,829	285,552	285,632
Contributed surplus
At beginning of period	581,569	561,372	561,372
Amortization of deferred equity contributions	2,319	6,385	20,197
At end of period	583,888	567,757	581,569
Accumulated other comprehensive loss
At beginning of period	(34,851)	(79,421)	(79,421)
Loss on hedging financial instruments reclassified into earnings	5,196	502	2,102
Fair value adjustments to hedging financial instruments	(8,996)	32,908	41,827
Fair value adjustments to available for sale securities	(346)	218	699
Other comprehensive (loss)/ income	3	(68)	(58)
At end of period	(38,994)	(45,861)	(34,851)
Accumulated other comprehensive loss - associated companies
At beginning of period	(2,279)	(5,176)	(5,176)
Fair value adjustment to hedging financial instruments	(913)	4,128	2,897
At end of period	(3,192)	(1,048)	(2,279)
Retained earnings
At beginning of period	268,602	288,510	288,510
Net income	63,092	57,442	89,206
Dividends declared	(75,562)	(36,371)	(109,114)
At end of period	256,132	309,581	268,602
Total Stockholders’ Equity	1,176,022	1,209,241	1,191,933
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013. The results of operations for the interim period ended June 30, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.
New Accounting Pronouncements
Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, and the IASB is issuing IFRS 15, Revenue from Contracts with Customers. The issuance of these documents completes the joint effort by the FASB and the IASB to meet those objectives and improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

In March 2014, the Company agreed to a settlement of a claim relating to four Handysize dry bulk carriers which were redelivered in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $20 million was received in the period and the remaining balance is scheduled to be paid in two installments during 2014. The Company recorded gains of $15.2 million relating to amounts received in the six months ended June 30, 2014.

3.	AVAILABLE FOR SALE SECURITIES
Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	June 30, 2014	December 31, 2013
Amortized cost	60,967	75,657
Accumulated net unrealized gain	922	1,268
Carrying value	61,889	76,925

The Company's investment in marketable securities consists of investments in secured notes. The net unrealized accumulated gain on available-for-sale securities included in other comprehensive income as at June 30, 2014 was $0.9 million (December 31, 2013: net unrealized accumulated gain of $1.3 million).

4.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2014	December 31, 2013
Cost	1,488,475	1,360,605
Accumulated depreciation	(302,650)	(270,989)
Vessels and equipment, net	1,185,825	1,089,616

During the period, the Company acquired nine second hand container vessels at a total cost of $127.9 million.

5.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

During the period, the Company paid a total installment of $68 million in relation to four 8,700 TEU newbuilding container vessels, currently under construction in Korea. In addition, a total deposit of $9.3 million was paid in relation to two second hand 82,000 dwt Kamsarmax dry-bulk carriers it agreed to acquire in May 2014. The Company also cancelled the three remaining 4,800 twenty-foot equivalent units (“TEU”) newbuilding container vessels under construction in China due to excessive delays. The installments paid to the shipyard for two out of the three cancellations were fully refunded by June 30, 2014. The shipyard also agreed to pay interest thereon which was received subsequent to the period end.

6.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES
As at June 30, 2014, 20 of the Company's double-hull VLCCs and Suezmax tankers were chartered to Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 13 years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charters before the end of their terms.
One of the Company’s offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long term bareboat charter to Deep Sea Supply Shipowning II B.V., a wholly owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as “Deep Sea”. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

The above assets (22 vessels) of the Company were accounted for as direct financing leases, all of which are leased to related parties. The following lists the components of the investments in direct financing leases as at June 30, 2014.

(in thousands of $)	June 30, 2014	December 31, 2013
Total minimum lease payments to be received	1,420,226	1,490,111
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(408,932)	(432,463)
Net minimum lease payments receivable	1,011,294	1,057,648
Estimated residual values of leased property (un-guaranteed)	278,152	278,152
Less: unearned income	(295,057)	(318,910)
	994,389	1,016,890
Less: deferred deemed equity contribution	(104,057)	(106,377)
Less: unamortized gains	(6,923)	(7,105)
Total investment in direct financing and sales-type leases	883,409	903,408

Current portion	44,978	45,148
Long-term portion	838,431	858,260
	883,409	903,408

7.	INVESTMENT IN ASSOCIATED COMPANIES
The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.
At June 30, 2014, June 30, 2013 and December 31, 2013, the Company has the following participation in investments that are recorded using the equity method:

	June 30, 2014	June 30, 2013	December 31, 2013
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	—	100.00%	100.00%
SFL Corte Real Limited (“Corte Real”)	—	100.00%	100.00%
SFL Hercules Ltd ("SFL Hercules")	100.00%	100.00%	100.00%
SFL Linus Ltd ("SFL Linus")	100.00%	100.00%	100.00%

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of June 30, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	206,247	—	—	33,298	74,020	45,939	52,990
Non-current assets	1,821,527	—	—	442,708	411,647	414,065	553,107
Total assets	2,027,774	—	—	476,006	485,667	460,004	606,097
Current liabilities	215,193	—	—	38,583	85,065	37,282	54,263
Non-current liabilities	1,771,619	—	—	432,169	372,421	415,000	552,029
Total Liabilities	1,986,812	—	—	470,752	457,486	452,282	606,292
Total stockholders’ equity	40,962	—	—	5,254	28,181	7,722	(195)

	As of December 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	205,916	9,780	9,857	34,412	94,981	56,886	—
Non-current assets	1,516,033	—	—	458,558	432,755	429,720	195,000
Total assets	1,721,949	9,780	9,857	492,970	527,736	486,606	195,000
Current liabilities	159,847	3,523	3,646	38,337	85,240	29,101	—
Non-current liabilities	1,521,115	—	—	451,384	418,554	453,860	197,317
Total Liabilities	1,680,962	3,523	3,646	489,721	503,794	482,961	197,317
Total stockholders’ equity	40,987	6,257	6,211	3,249	23,942	3,645	(2,317)
Summarized statement of operations information of the Company’s equity method investees is as follows:

	Six months ended June 30, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	52,653	1,171	2,492	11,151	12,936	12,686	12,217
Net operating revenues	49,601	232	431	11,136	12,924	12,672	12,206
Net income/ (loss)	14,019	232	431	2,005	4,239	4,077	3,035

	Six months ended June 30, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,339	9,858	9,883	12,168	31,804	626	—
Net operating revenues	46,803	1,112	1,112	12,150	31,804	625	—
Net income	15,530	1,112	1,112	1,163	12,381	(238)	—

	Year ended December 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	122,792	19,490	19,624	23,701	46,145	13,832	—
Net operating revenues	88,121	2,261	2,262	23,681	46,109	13,808	—
Net income	28,200	2,261	2,261	2,324	17,747	3,645	(38)

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly-owned subsidiary of Seadrill Limited (“Seadrill”) whose performance under the leasing arrangement is fully guaranteed by Seadrill. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In December 2012, SFL West Polaris entered into a $420.0 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the outstanding balance under a $700.0 million facility entered into in 2008, and for general corporate purposes. At June 30, 2014, the balance outstanding under this facility was $369.0 million. The Company guaranteed $94.0 million of this debt at June 30, 2014.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. One of the rigs, West Hercules, was transferred from SFL Deepwater to SFL Hercules, a 100% owned subsidiary of Ship Finance, in June 2013 at the carrying value of the Investment in finance lease. The remaining rig, West Taurus, is chartered on a bareboat basis and the terms of the charter provide Seadrill Deepwater with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the outstanding balance under a $1,400 million loan facility entered into in September 2008, and for general corporate purposes. At June 30, 2014, the balance outstanding under the new facility was $343.3 million. The Company guaranteed $90.0 million of this debt at June 30, 2014.

SFL Hercules is a 100% owned subsidiary of Ship Finance which was incorporated in January 2012 for the purpose of acquiring the ultra deepwater drilling rig West Hercules from SFL Deepwater and carry on leasing the rig to Seadrill Offshore on the same terms as originally established under the lease by SFL Deepwater. The vessel is chartered on a bareboat basis and the performance of Seadrill Offshore under the leasing arrangement is fully guaranteed by Seadrill. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In May 2013, SFL Hercules entered into a $375.0 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in June 2013 and the proceeds were used to fund the acquisition of the ultra deepwater drilling rig West Hercules, which was transferred from SFL Deepwater at the carrying value of its Investment in finance lease receivable. At June 30, 2014, the balance outstanding under this facility was $297.5 million. In addition, $50 million was available under the revolving part of the facility at June 30, 2014. The Company guaranteed $85.0 million of this debt at June 30, 2014.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd ("NADL"), a related party, in 2013. SFL Linus holds a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd. (“North Atlantic Charterer”), fully guaranteed by its parent company NADL. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL Linus has a put option to sell the vessel to North Atlantic Charterer at a fixed price at the end of the charter, which expires in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Linus entered into a $475.0 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. At June 30, 2014, the balance outstanding under this facility was $475.0 million. The facility was fully guaranteed by Ship Finance until the rig commenced a sub-charter in May 2014. Thereafter, Ship Finance guarantees $90.0 million of the debt.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in, a 13,800 TEU container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM. In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. Accordingly, the two $25 million investment loans, which were included in "Other receivables" at December 31, 2013, were repaid to the Company upon the termination of the charters. The business activities of Bluelot and Corte Real were discontinued upon the redelivery of their respective vessels to CMA CGM. Consequently, the subsidiaries ceased to be accounted for using the equity method and were consolidated as at June 30, 2014.

SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. The loan facilities for SFL West Polaris, SFL Deepwater and SFL Hercules contain financial covenants, with which both Ship Finance and Seadrill must comply. As at June 30, 2014, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. The SFL Linus loan facility contains financial covenants, with which both Ship Finance and NADL must comply. As at June 30, 2014, Ship Finance and NADL were in compliance with all of the covenants under this long-term debt facility.

8.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2014	December 31, 2013
Long-term debt:
NOK500 million senior unsecured floating rate bonds due 2014	—	71,854
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	93,231	92,843
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
NOK900 million senior unsecured floating rate bonds due 2019	145,388	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2026	1,016,396	1,097,182
	1,730,015	1,736,879
Less: Current portion of long-term debt	(396,963)	(389,888)
	1,333,052	1,346,991

The outstanding debt as of June 30, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31

2014 (remaining six months)	156,289
2015	262,936
2016	179,591
2017	183,886
2018	658,074
Thereafter	289,239
Total debt	1,730,015
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.84% per annum at June 30, 2014 (December 31, 2013: 4.86%). This rate takes into consideration the effect of related interest rate swaps. At June 30, 2014, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.231% (December 31, 2013: 0.246%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.75% (December 31, 2013: 1.69%).
8.5% Senior Notes due 2013
On December 15, 2003, the Company issued $580.0 million of 8.5% Senior Notes which were subsequently redeemed in full on March 1, 2013. The Company recorded losses of $1.1 million on the repurchase of the notes in 2013. The redemption of the outstanding notes in 2013 was partly funded by the issue in January 2013 of $350 million 3.25% senior unsecured convertible bonds due 2018 (see below).

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit market. The bonds bore a quarterly interest at NIBOR plus a margin and the remaining balance of NOK432.5 million was redeemed in full at their maturity date of April 7, 2014. The net amount outstanding at June 30, 2014, was NOKnil, equivalent to $nil (December 31, 2013: NOK436.5 million, equivalent to $71.9 million).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.36. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK36.0 million in 2013, which were being held as treasury bonds. In April 2014, the Company sold NOK8.0 million of the bonds being held as treasury bonds. At June 30, 2014, the net amount of NOK572.0 million was outstanding, equivalent to $93.2 million (December 31, 2013: NOK564 million, equivalent to $92.8 million).
3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.549. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company for a one-time loan fee of $1.0 million.
As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges" which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $2.1 million for the six months ended June 30, 2014.

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totalling NOK8.0 million during the six months ended June 30, 2014. At June 30, 2014, the net amount of NOK892 million was outstanding, equivalent to $145.4 million (December 31, 2013: NOKnil, equivalent to $nil).

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels. This performance guarantee has been reduced to a maximum amount of $10.5 million in aggregate as of June 30, 2014. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at June 30, 2014, was $173.1 million (December 31, 2013: $174.8 million).
$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, which served as the security for this facility. One of the vessels was sold in January 2008 and the loan facility is currently secured by the remaining four vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2014, was $69.7 million (December 31, 2013: $73.9 million).
$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2014, was $35.9 million (December 31, 2013: $39.1 million).
$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30.0 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also serves as security for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2014, the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2014 was $4.0 million (December 31, 2013: $5.0 million).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At June 30, 2014, the available amount under the revolving part of the facility was $0.2 million. The net amount outstanding at June 30, 2014, was $28.3 million (December 31, 2013: $25.6 million).
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2014, was $30.5 million (December 31, 2013: $32.0 million).
$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725.0 million secured term loan and revolving credit facility with a syndicate of banks that was secured by 26 vessels chartered to Frontline. Nine of these vessels were sold during 2011, 2012 and 2013 and the facility is secured against the remaining 17 vessels at June 30, 2014. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At June 30, 2014, the available amount under the revolving part of the facility was $78.7 million. The net amount outstanding at June 30, 2014, was $171.9 million (December 31, 2013: $158.8 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2014, was $30.5 million (December 31, 2013: $32.0 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured by two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at June 30, 2014, was $40.0 million (December 31, 2013: $42.0 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95.0 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2014, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at June 30, 2014, was $62.5 million (December 31, 2013: $47.5 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three newbuilding Supramax drybulk carriers, two of which were delivered in 2011 and one which was delivered in 2012. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2014, was $59.6 million (December 31, 2013: $62.5 million).
$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, who has provided an insurance policy in favour of the banks for part of the outstanding loan. The facility is secured by a 1,700 TEU container vessel, and seven Handysize drybulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at June 30, 2014, was $140.3 million (December 31, 2013: $146.3 million).
$55 million secured securities financing agreement
In June 2011, the Company entered into a $55.0 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at US Federal funds rate plus a margin and will be secured against the relevant securities. The facility had not been utilized as at June 30, 2014. The amount available under this facility at June 30, 2014, was $19.9 million (December 31, 2013: $28.2 million).
$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a facility which matured in June 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown and was secured against five VLCCs. Two of the VLCCs were sold in 2013 and the facility is now secured against the three remaining VLCCs. At June 30, 2014, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at June 30, 2014, was $78.0 million (December 31, 2013: $74.5 million).

$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184.0 million secured term loan facility with a bank, secured by four newbuilding container vessels. The facility bears interest at LIBOR plus a margin and had a term of approximately twelve years from delivery of each vessel. The facility was for both pre- and post-delivery financing. Two of the newbuilding contracts were cancelled in December 2013 and February 2014, respectively. The two remaining newbuilding contracts were cancelled in April and May 2014, respectively, and all amounts outstanding under the facility have been prepaid and the facility cancelled as at June 30, 2014. The net amount outstanding at June 30, 2014, was $nil (December 31, 2013: $64.4 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2014 was $47.1 million (December 31, 2013: $48.8 million).
$70 million secured term loan facility
In June 2013, the Company entered into a $70.0 million secured term loan facility with a syndicate of banks in order to partly finance the pre-delivery costs of the harsh-environment jack-up drilling rig West Linus, secured against the newbuilding contract for the rig. The facility bore an interest at LIBOR plus a margin and was repayable upon delivery of the rig which occurred on February 18, 2014. The facility was repaid with the proceeds from the $475.0 million five year post-delivery term loan and revolving credit facility which SFL Linus entered into in October 2013. The net amount outstanding at June 30, 2014, was $nil (December 31, 2013: $70.0 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan facility with a bank. The facility is secured by seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from drawdown. At June 30, 2014, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at June 30, 2014, was $45.0 million (December 31, 2013: $nil).

The aggregate book value of assets pledged as security against borrowings at June 30, 2014, was $1,966 million (December 31, 2013: $1,994 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2014, the Company is in compliance with all of the covenants under its long-term debt facilities. The $149.0 million secured term loan facility entered into in August 2007 contains certain financial covenants on Deep Sea Supply BTG B.V. and the $77.0 million secured term loan facility entered into in January 2008 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. As at June 30, 2014, Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. were in compliance with all covenants under the respective loan agreements.

9.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK denominated bonds due 2017 and 2019. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, ABN AMRO Bank N.V., BNP Paribas, NIBC Bank N.V., Scotiabank Europe Plc, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds Banking Group Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2014	December 31, 2013
Designated derivative instruments - Assets:
Interest rate swaps	646	6,565
Cross currency interest rate swaps	—	—
Non-designated derivative instruments - Assets:
Interest rate swaps	6,674	10,068
Cross currency interest rate swaps	—	—
Total derivative instruments - non-current assets	7,320	16,633

(in thousands of $)	June 30, 2014	December 31, 2013
Designated derivative instruments -short-term liabilities:
Interest rate swaps	1,987	2,279
Cross currency interest rate swaps	—	3,358
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	581	—
Cross currency interest rate swaps	—	68
Total derivative instruments - short-term liabilities	2,568	5,705
(in thousands of $)	June 30, 2014	December 31, 2013
Designated derivative instruments - long-term liabilities:
Interest rate swaps	42,691	44,006
Cross currency interest rate swaps	14,974	8,915
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	1,782	3,183
Cross currency interest rate swaps	533	386
Total derivative instruments - long-term liabilities	59,980	56,490
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At June 30, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

(in thousands of $)
Notional Principal as at June 30, 2014	Inception date	Maturity date	Fixed interest rate

$167,895 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$69,713 (reducing to $69,713)	September 2012	September 2014	4.85%
$35,686 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$40,002 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$59,591 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$173,142 (reducing to $153,804)	April 2012	May 2019	3.67% - 3.77%
$176,333 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$46,550 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at June 30, 2014, the total notional principal amount subject to such swap agreements was $1,225.4 million (December 31, 2013: $1,188.0 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014	June 30, 2014	December 31, 2013	December 31, 2013
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	61,889	61,889	76,925	76,925
Floating rate NOK bonds due 2014	—	—	71,854	72,032
Floating rate NOK bonds due 2017	93,231	97,152	92,483	93,752
Floating rate NOK bonds due 2019	145,388	145,387	—	—
3.75% unsecured convertible bonds due 2016	125,000	135,516	125,000	130,589
3.25% unsecured convertible bonds due 2018	350,000	398,598	350,000	359,307
Derivatives:
Interest rate/ currency swap contracts - short-term and long-term receivables	7,320	7,320	16,633	16,633
Interest rate/ currency swap contracts - short-term payables	2,568	2,568	5,705	5,705
Interest rate/ currency swap contracts - long-term payables	59,980	59,980	56,490	56,490
The above long-term receivables relating to interest rate/ currency swap contracts at June 30, 2014, include $6.7 million which relates to non-designated swap contracts (December 31, 2013: $10.1 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at June 30, 2014, include $0.6 million which relates to non-designated swap contracts (December 31, 2013: $0.1 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at June 30, 2014, include $2.3 million which relates to non-designated swap contracts (December 31, 2013: $3.6 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at June 30, 2014, were measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2014	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	61,889	39,811		22,078
Interest rate/ currency swap contracts - long-term receivables	7,320		7,320
Total assets	69,209	39,811	7,320	22,078
Liabilities:
Floating rate NOK bonds due 2017	97,152	97,152
Floating rate NOK bonds due 2019	145,387	145,387
3.75% unsecured convertible bonds due 2016	135,516	135,516
3.25% unsecured convertible bonds due 2018	398,598	398,598
Interest rate/ currency swap contracts – short-term payables	2,568		2,568
Interest rate/ currency swap contracts – long-term payables	59,980		59,980
Total liabilities	839,201	776,653	62,548	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.
Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at June 30, 2014, comprise unlisted corporate bonds, is a Level 3 input and is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

The estimated fair values for the floating rate NOK denominated bonds due 2017 and 2019, the 3.75% and the 3.25% unsecured convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at June 30, 2014.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our consolidated operating revenues. In the six months ended June 30, 2014, Frontline accounted for approximately 38% of our consolidated operating revenues (for the six months ended June 30, 2013: 41%, for the year ended December 31, 2013: 38%). There is thus a concentration of revenue risk with Frontline. The consolidated operating revenues for the six months ended June 30, 2014, do not include the operating revenues of $52.7 million (for the six months ended June 30, 2013: $64.3 million, for the year ended December 31, 2013: $122.8 million) reported by our subsidiaries accounted for using the equity method, none of which were earned from Frontline.

10.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2014	December 31, 2013
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2014	December 31, 2013
93,359,000 common shares of $1.00 par value each (December 31, 2013: 93,260,000 shares)	93,359	93,260

The Company’s common shares are listed on the New York Stock Exchange.

During the six months ended June 30, 2014, the Company issued a total of 99,000 shares in order to satisfy options exercised by two employees and one director. The weighted average exercise price of the options was $4.68 per share. resulting in a premium on issue of $0.4 million. In addition, during the period, an officer exercised options and in lieu of issuing new shares, the Company made a payment totaling $1.2 million, equal to the intrinsic value of the options on the date of exercise. This amount is accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2014, the Company has credited contributed surplus with $2.3 million of such deemed equity contributions (year ended December 31, 2013: $20.2 million).

11.	SHARE OPTION PLAN
No options were granted in the six months ended June 30, 2014.
As of June 30, 2014 there were no unrecognized compensation costs related to non-vested options granted under the Company's existing share option scheme (December 31, 2013: $29,100).

12.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands of $)	2014	2013	2013
Basic:
Net income available to stockholders	63,092	57,442	89,206
Diluted:
Net income available to stockholders	63,092	57,442	89,206
Interest expense on convertible bonds	11,203	7,102	5,092
	74,295	64,544	94,298

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands)	2014	2013	2013
Basic earnings per share:
Weighted average number of common shares outstanding	93,277	85,694	89,508
Diluted earnings per share:
Weighted average number of common shares outstanding	93,277	85,694	89,508
Effect of dilutive share options	58	82	163
Effect of dilutive convertible debt	23,333	22,220	5,753
	116,668	107,996	95,424

13.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant direct or indirect interest:

•Frontline
•Frontline Shipping and Frontline Shipping II (collectively Frontline Charterers)
•Seadrill
•NADL
•Golden Ocean Group Limited (“Golden Ocean”)
•Deep Sea
•Golar LNG Limited (“Golar”)
•United Freight Carriers LLC ("UFC")

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (Note 6):

(in thousands of $)	June 30, 2014	December 31, 2013
Amounts due from:
Frontline Charterers	13,424	—
Frontline	6,101	10,016
UFC	786	770
NADL	—	2,163
Seadrill	100	300
Current accounts due from associated companies	9,104	—
Other related parties	689	—
Total amount due from related parties	30,204	13,249
Loans to related parties - associated companies, long-term
SFL West Polaris	99,171	100,383
SFL Deepwater	109,088	115,222
SFL Hercules	145,000	120,110
SFL Linus	125,000	195,000
Total loans to related parties - associated companies, long-term	478,259	530,715
Loans to related parties - others, long-term
Frontline Ltd	45,701	48,847
Total loans to related parties - others, long-term	45,701	48,847
Amounts due to:
Frontline Charterers	229	815
Frontline Management	1,589	1,011
Bluelot	—	6,064
Corte Real	—	6,018
Deep Sea	89	—
Other related parties	32	57
Total amount due to related parties	1,939	13,965
SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at June 30, 2014 within the financial statements (see Note 7). As described below in "Related party loans", at June 30, 2014 the long-term loans from Ship Finance to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
The amounts due to Bluelot and Corte Real in 2013 were balances on the current accounts between those companies and Ship Finance.
Related party leasing and service contracts
As at June 30, 2014, 20 of the Company’s vessels which were leased to the Frontline Charterers (December 31, 2013: 20) and two of its offshore supply vessels which were leased to subsidiaries of Deep Sea (December 31, 2013: two) have been recorded as direct financing leases. In addition, under operating leases at June 30, 2014 were four offshore supply vessels which were leased to subsidiaries of Deep Sea (December 31, 2013: four) and four vessels which were leased to UFC (December 31, 2013: four).
At June 30, 2014, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $883.4 million (December 31, 2013: $1,016.9 million) of which $45.0 million (December 31, 2013: $45.1 million) represents short-term maturities.

At June 30, 2014, the net book value of assets leased under operating leases to UFC and Deep Sea was $205.8 million (December 31, 2013: $212.9 million).

A summary of leasing revenues earned from the Frontline Charterers, UFC and Deep Sea is as follows:

	Six months ended		Year ended
Payments (in millions of $)	June 30, 2014	June 30, 2013	December 31, 2013
Operating lease income	13.9	11.0	24.0
Direct financing lease interest income	23.2	28.5	55.4
Finance lease service revenue	23.5	26.7	52.4
Direct financing lease repayments	22.5	24.2	47.4
Cash sweep and profit share income	14.3	0.1	0.8

In addition, the Company paid the following fees:

	Six months ended		Year ended
Payments (in millions of $)	June 30, 2014	June 30, 2013	December 31, 2013
Frontline Charterers:
Vessel Management Fees	24.5	27.5	54.2
Management Supervision Fees	1.6	1.2	2.4
Administration Services and other	0.3	0.2	0.4
Golden Ocean:
Operating Management Fees	0.4	0.3	0.7
Office Facilities:
Golar Management UK Limited	0.1	0.1	0.2
Frontline Management AS	0.2	0.2	0.3
Related party loans – associated companies
In 2010, Ship Finance entered into agreements with the wholly owned subsidiaries SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. In June 2013, SFL Deepwater repaid $145.0 million of its debt to Ship Finance following the transfer of one of its rigs to SFL Hercules. In June 2013, Ship Finance granted a loan of $145.0 million to SFL Hercules on the same terms as that of SFL Deepwater. In addition, Ship Finance entered into a loan agreement with the wholly owned subsidiary SFL Linus in the amount $195.0 million. In February 2014, SFL Linus repaid $70.0 million of its debt to Ship Finance and began paying a fixed interest on the remaining balance which is repayable in full on June 30, 2029 or earlier if the subsidiary sells its drilling unit.
Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans to the extent that it is a receivable from Ship Finance. In the six months ended June 30, 2014, the Company accrued interest income on these loans of $3.3 million from SFL West Polaris (six months ended June 30, 2013: $3.3 million; year ended December 31, 2013: $6.5 million), $3.3 million from SFL Deepwater (six months ended June 30, 2013: $6.3 million, year ended December 31, 2013: $9.6 million), $3.3 million from SFL Hercules (six months ended June 30, 2013: $0.2 million, year ended December 31, 2013: $3.5 million) and $2.1 million from SFL Linus (six months ended June 30, 2013: $nil, year ended December 31, 2013: $nil).

14.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	June 30, 2014
Book value of consolidated assets pledged under ship mortgages	$1,966

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2014, the Company ($1.7 billion) and its equity-accounted subsidiaries ($1.5 billion) had a combined outstanding indebtedness of $3.2 billion (December 31, 2013: $2.9 billion) under various credit facilities. Substantially all of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness excluding two 1,700 TEU container vessels built in 2005 and two 5,800 TEU container vessels. Additionally, the four newbuilding 8,700 TEU container vessels currently under construction and the two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012 which the Company has paid deposits on, are not pledged under mortgages.
Other Contractual Commitments
The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

The Company has provided guarantees for the secured term loan facilities relating to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus which are wholly-owned subsidiaries of the Company accounted for using the equity method. The assets and liabilities of these subsidiaries including their loan facilities are presented on the Company's balance sheet on a net basis within ‘Investment in associated companies’. As of June 30, 2014, the guarantees provided by the Company to the providers of these entities’ loan facilities were limited to $359 million (December 31, 2013: $280 million) on an aggregate basis. As of June 30, 2014, the combined outstanding balance of these entities’ loan facilities was $1.5 billion (December 31, 2013: $1.1 billion).

At June 30, 2014, the Company had contractual commitments under acquisition agreements and newbuilding contracts totaling $256.7 million (December 31, 2013: $794.8 million).

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

15.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include 18 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2014 to March 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At June 30, 2014, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $69.6 million, unearned lease income of $18.4 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $35.9 million, of which the short-term portion is $35.9 million.
The other 16 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at June 30, 2014, of $388.0 million. The outstanding loan balances in these entities total $205.5 million, of which the short-term portion is $82.3 million.

16.	SUBSEQUENT EVENTS

In May 2014, the Company agreed to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. The vessels were delivered in July 2014 and August 2014.

In May 2014, Ship Finance agreed long-term time-charters for four 8,700 TEU newbuilding container vessels, currently under construction in Korea. The charterer is a major container line company, and the charter period will be seven years from delivery of each vessel. Two of the vessels are expected to be delivered to us in 2014, and the remaining two in the first quarter of 2015.
In July 2014, the Company agreed to sell the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce to an unrelated third party. The Company has simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline. The vessels are expected to be delivered to the new owners in the fourth quarter of 2014 and the Company expects to receive cash proceeds of approximately $77.5 million, including approximately $10.5 million upfront payment from Frontline. In addition, we will receive approximately $48.3 million in 7.25% amortizing notes from Frontline. The amortization profile and maturity of the notes will match the current charters for the three vessels, with reduced rates until 2015 and full rates from 2016.
In August 2014, the Company refinanced the outstanding balances under two of our existing loan facilities, the $149 million and the $77 million secured term loan facilities and arranged a new long- term facility of $101.4 million.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2014

General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of September 4, 2014, our assets consist of 22 oil tankers, 14 drybulk carriers, 18 container vessels, two car carriers, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers.
In July 2014, we agreed to sell three of our oil tankers, the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce to an unrelated third party and are expected to be delivered to the new owners in the fourth quarter of 2014.
Additionally we have contracted to take delivery of four newbuilding 8,700 TEU container vessels with estimated delivery dates in 2014 and 2015.
As at September 4, 2014, our customers included Frontline Ltd. ("Frontline"), Seadrill Limited (“Seadrill”), North Atlantic Drilling Ltd. (“NADL”), United Freight Carriers LLC ("UFC"), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, Hyundai Glovis Co. Ltd., Western Bulk AS, Hamburg Süd Group, PT Apexindo Pratama Duta, MCC Transport, Oman Container Line, Orient Overseas Container Line Ltd ("OOCL"), MSC Mediterranean Shipping Company S.A. ("MSC"), Pacific International Lines (Pte) Ltd, China National Chartering Co. Ltd ("Sinochart"), FAR Shipping (Singapore) Pte Ltd and Deep Sea Supply Plc and Deep Sea Supply BTG B.V., which we together refer to as Deep Sea.

Recent and Other Developments

In October 2013, the post-delivery financing for the newbuilding harsh environment jack-up drilling rig West Linus was finalized and a new five-year $475.0 million term loan and revolving credit facility was signed with a syndicate of banks. The loan was drawn down following delivery of the rig to the Company in February 2014 at which point the rig began a bareboat charter for a period in excess of 15 years. The rig was successfully delivered to the sub-charterer in May 2014 resulting in an increase in charter rates to the Company from this date.
The Company had four 4,800 TEU container vessels under construction in China, in combination with long-term charters to a leading container line. Due to excessive delays, one of the vessels was cancelled in December 2013, one in February 2014 and the remaining two were cancelled in April and May 2014, respectively. The Company has already been refunded all amounts paid to the shipyard for the vessels, with interest thereon.

In March 2014, the Company agreed to acquire nine second-hand 4,100-5,800 TEU container vessel and concurrently agreed long-term bareboat charters with a major container line company. Three of the vessels were delivered by March 31, 2014 and the remaining six were delivered by June 30, 2014.

In March 2014, the Company agreed to a settlement of a claim relating to four Handysize dry bulk carriers which were redelivered in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $20 million had been received by June 30, 2014 and the remaining balance is scheduled to be paid in two installments during 2014. The Company recorded gains of $15.2 million relating to amounts received in the period ended June 30, 2014.

In May 2014, the Company agreed to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. The vessels were delivered in July 2014 and August 2014.

In May 2014, Ship Finance agreed long-term time-charters for four 8,700 TEU newbuilding container vessels, currently under construction in Korea. The charterer is a major container line company, and the charter period will be seven years from delivery of each vessel. Two of the vessels are expected to be delivered to us in 2014, and the remaining two in the first quarter of 2015.

In July 2014, the Company agreed to sell the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce to an unrelated third party. The Company has simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline. The vessels are expected to be delivered to the new owners in the fourth quarter of 2014 and the Company expects to receive cash proceeds of approximately $77.5 million, including approximately $10.5 million upfront payment from Frontline. In addition, we will receive approximately $48.3 million in 7.25% amortizing notes from Frontline. The amortization profile and maturity of the notes will match the current charters for the three vessels, with reduced rates until 2015 and full rates from 2016.

In August 2014, the Company refinanced the outstanding balances under two of our existing loan facilities, the $149 million and the $77 million secured term loan facilities and arranged a new long- term facility of $101.4 million.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2014	June 30, 2013
Total operating revenues	155,656	131,078
Gain on sale of assets and termination of charters	15,197	18,025
Total operating expenses	(93,421)	(79,477)
Net operating income	77,432	69,626
Interest income	21,386	14,800
Interest expense	(42,573)	(44,184)
Other non-operating items, net	(7,172)	1,670
Equity in earnings of associated companies	14,019	15,530
Net income	63,092	57,442
Net operating income for the six months ended June 30, 2014 was $77.4 million, compared with $69.6 million for the six months ended June 30, 2013. The change was principally due to an increase in voyage charter revenues and profit sharing revenues from the cash sweep arrangement with subsidiaries of Frontline (the “Frontline Charterers”) described below during the six months ended June 30, 2014, partly offset by lower gains on disposal of vessels and termination of charters and lower finance lease income following the sale of two vessels in November 2013. Net income for the period increased by $5.7 million compared with the same period in 2013 due to the increase in net operating income and interest income and lower interest expense . The increase was partly offset by a reduction in earnings of associated companies and higher other non-operating expenses.
Two container vessels chartered in on long-term bareboat charters since 2011 and three ultra-deepwater drilling units were accounted for under the equity method during 2014 and 2013, and a further newbuilding harsh environment jack-up drilling rig which was delivered to us in February 2014 . In January and March 2014, the charter agreements for the two container vessels were terminated following the charterer's exercise of its options to acquire the vessel owning entities. The operating revenues of the wholly-owned subsidiaries owning or chartering these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Six months ended	Six months ended
(in thousands of $)	June 30, 2014	June 30, 2013
Direct financing and sales-type lease interest income	23,164	31,507
Finance lease service revenues	23,530	27,475
Profit sharing revenues	14,290	100
Time charter revenues	41,891	40,872
Bareboat charter revenues	33,610	30,280
Voyage charter revenues	16,866	—
Other operating income	2,305	844
Total operating revenues	155,656	131,078

Direct financing and sales-type lease interest income arises on most of our double hull tankers, our oil-bulk-ore-carriers, or OBOs (the last of which was sold in March 2013) and two offshore supply vessels. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.
In the year ended December 31, 2013, we sold and delivered two VLCCs, one OBO and one Suezmax tanker which were direct financing lease assets chartered to the Frontline Charterers and two of our Suezmax tankers were converted from sales type finance leases to operating leases on time charters and subsequently began operating in the spot market earning voyage charter revenues. The decrease in lease interest income from direct financing and sales-type in the six months ended June 30, 2014, was due to mainly to the sale of the two VLCCs and to the changes arising on the Suezmax tanker leases.

The reduction in finance lease service revenue arises mainly from the sales and deliveries of two VLCCs in November 2013 and the sale and delivery of our final OBO and one Suezmax tanker in the six months ended June 30, 2013 .
There was $13.5 million of cash sweep revenues recorded under profit sharing revenues from the vessels on charter to the Frontline Charterers in the six months ended June 30, 2014, compared to $nil in the same period in 2013, due to an improvement in the tanker spot rates in the latter part of 2013 and in early 2014. The charter agreements, which were amended on December 30, 2011, provide that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year.
Additionally, the amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the six month periods ended June 30, 2014 and June 30, 2013 and the year ended December 31, 2013, no amounts were recognized in the consolidated financial statements under the 25% profit share agreement. Following Frontline’s prepayment of $50.0 million of profit share in December 2011, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated financial statements. As at June 30, 2014, $nil of the $50.0 million prepaid by Frontline had been utilized.
In 2013 the Company agreed short-term charters with profit sharing arrangements with UFC related to four of its drybulk vessels. During the six months ended June 30, 2014, $0.8 million profit share accrued relating to these vessels compared with $0.1 million for the six month periods ended June 30, 2013.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six months ended June 30, 2013, these consisted of two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and one non-double hull VLCC. The increase in bareboat charter revenues for six months ended June 30, 2014 compared with the same period in 2013, was mainly due to the delivery of nine container vessels acquired during the period ended June 30, 2014 which was marginally offset by the sale of the non-double hull VLCC in January 2013.
Voyage charter revenues were earned by two of our Suezmax tankers from September 6, 2013 following the termination of the charters by North China Shipping Holding Co ("NCS").
Cash flows arising from finance leases
The following table sets forth our cash flows from our direct financing and sales-type leases with the subsidiaries of Frontline, Deep Sea and NCS, and the applicable accounting treatment:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2014	June 30, 2013
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	23,164	31,507
Finance lease service revenues	23,530	27,475
Direct financing and sales-type lease repayments	21,921	26,387
Total direct financing and sales-type lease payments received	68,615	85,369
Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. The management and operation of vessels leased to the Frontline Charterers has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management, fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, which are classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.
Finance lease interest income was earned from the two Suezmax tankers for the period to September 6, 2013 at which point the vessels were redelivered.
Gain on sale of assets and termination of charters
Gains of $15.2 million were recorded in the six months ended June 30, 2014, related to amounts received following the settlement of claims arising on the termination of four Handysize drybulk vessel charters in 2012.

Gains of $18.0 million were recorded in the six months ended June 30, 2013 on the disposal of the non-double hull VLCC Edinburgh ($4.3 million), the Suezmax tanker Front Pride ($0.5 million) and the OBO Front Guider ($13.2 million).
Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2014	June 30, 2013
Ship operating expenses	57,742	47,229
Depreciation	31,661	28,337
Administrative expenses	4,018	3,911
Total operating expenses	93,421	79,477
Ship operating expenses consist of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements and operating expenses for the container vessels, car carriers and drybulk carriers that are operated on a time charter basis and managed mainly by unrelated third parties. It also includes voyage and ship operating expenses arising on the two Suezmax tankers operated in the spot market.
Ship operating expenses increased for the six months ended June 30, 2014, compared with the same period in 2013, primarily as a result of the two Suezmax tankers that were trading as bareboat charters in the period to May 2013 but following their amendments in May 2013 to time charters and subsequent redelivery in September 2013, they have been incurring operating expenses.
Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase in depreciation for the six months ended June 30, 2014 compared with the same period in 2013 is primarily due to the charter amendment and subsequent redelivery of the two Suezmax tankers in 2013 and the delivery of nine container vessels acquired during the period ended June 30, 2014 .
The slight increase in administrative expenses for the six months ended June 30, 2014, compared with the same period in 2013 is primarily due to an increase in salary costs.
Interest income
Interest income increased for the six months ended June 30, 2014, compared with the same period in 2013, mainly as a result of $3.9 million of interest income received following the cancellation of four newbuilding container vessels that were under construction in China and $2.1 million interest received from SFL Linus Ltd., a 100% owned subsidiary of Ship Finance. The remaining increase arises from interest income earned on the Frontline notes received following the sale of two VLCCs in November 2013.

Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2014	June 30, 2013
Interest on US$ floating rate loans	12,018	13,107
Interest on NOK500 million senior unsecured floating rate bonds due 2014	1,137	2,147
Interest on NOK600 million senior unsecured floating rate bonds due 2017	3,092	3,616
Interest on NOK900 million senior unsecured floating rate bonds due 2019	2,488	—
Interest on 8.5% Senior Notes due 2013	—	2,963
Interest on 3.75% senior unsecured convertible bonds due 2016	2,331	2,331
Interest on 3.25% senior unsecured convertible bonds due 2018	5,688	4,771
Swap interest	10,207	9,926
Other interest	188	20
Amortization of deferred charges	5,424	5,303
Total interest expense	42,573	44,184

At June 30, 2014, the Company, including its consolidated subsidiaries had total debt outstanding of $1.7 billion (June 30, 2013: $1.7 billion) which is comprised of $145.4 million (NOK 892 million) outstanding principal amount of NOK floating rate bonds issued in March 2014, $350.0 million in 3.25% convertible bonds due in 2018 (June 30, 2013: $350.0 million), $93.2 million (NOK 572 million) net outstanding principal amount of NOK floating rate bonds due in 2017 (June 30, 2013: $98.8 million, NOK 600 million), $nil (NOKnil) net outstanding principal amount of NOK floating rate bonds due in 2014 (June 30, 2013: $71.8 million, NOK437 million), $125.0 million outstanding principal amount of 3.75% convertible bonds due in 2016 (June 30, 2013: $125.0 million), and $1.0 billion under floating rate secured long term credit facilities (June 30, 2013: $1.1 billion). The average three-month LIBOR was 0.23% in the six months ended June 30, 2014 and 0.28% in the six months ended June 30, 2013. The decrease in interest expense associated with our floating rate debt for the six months ended June 30, 2014 compared with the same period in 2013 is mainly due to reduced amounts outstanding under the revolving part of certain of our floating rate secured long term credit facilities.
The decrease in interest payable on the NOK floating rate bonds due 2014 and the 8.5% Senior Notes due 2013 is due to the redemption of these in April 2014 and March 2013 respectively. The decrease in interest payable on the NOK floating rate bonds due 2017 is due to the repurchase of notes in the second half of 2013. The additional interest payable on the 3.25% convertible bonds due 2018 and NOK floating rate bonds due 2019 is due to their issue date in January 2013 and March 2014, respectively.
At June 30, 2014, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 3.63% per annum (June 30, 2013: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.09% per annum).
As reported above, three ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2014 and 2013 and a further newbuilding harsh environment jack-up drilling rig which was delivered to us in February 2014. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” below.
Other non-operating items
In the six months ended June 30, 2014, other non-operating items amounted to a net loss of $7.2 million, compared to a net gain of $1.7 million for the six months ended June 30, 2013. Other non-operating items for the six months ended June 30, 2014, consist mainly of a $6.2 million loss on the mark-to-market valuation of interest rate and currency swap contracts (June 30, 2013: $4.7 million gain), and $nil loss on the repurchase of Senior Notes (June 30, 2013: $1.1 million loss). The remaining balance relates to loan commitment and agency fees of $1.1 million (June 30, 2013: $2.0 million), foreign exchange losses of $0.2 million (June 30, 2013: $0.1 million gain) partly offset by a $0.3 million premium received on the redemption of debt securities (June 30, 2013: $nil).
Equity in earnings of associated companies
During 2014 and 2013, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 7 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the subsidiaries which own the three ultra-deepwater drilling units, one harsh environment jack-up drilling unit and lease two container vessels. In January and March 2014, the charter agreements related to the two container vessels were terminated resulting in the subsidiaries leasing these vessels no longer being accounted for under the equity method. Equity in earnings of associated companies decreased from $15.5 million in the six months ended June 30, 2013, to $14.0 million in the six months ended June 30, 2014, mainly due to the ceasing of trade in Bluelot Shipping Company Limited (“Bluelot”) and SFL Corte Real Limited (“Corte Real”) and increased interest expenses and loan commitment fees in connection with new loans in SFL Hercules Ltd. (“SFL Hercules”) and SFL Deepwater Ltd (“SFL Deepwater”) in June 2013 and November 2013 respectively, and a new loan in SFL Linus Ltd (“SFL Linus”) which was partly offset by the commencement of trade in SFL Linus following delivery of the rig in February 2014.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. However, the profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing and cash sweep revenues, if any. Four of our Handysize drybulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable at the expiry of their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.

Liquidity and Capital Resources
At June 30, 2014, we had total cash and cash equivalents of $49.5 million and available for sale securities of $61.9 million. In the six months ended June 30, 2014, we generated cash of $57.1 million from operations and $16.0 million net in investing activities. We used $82.3 million net in financing activities.

Cash flows provided by operating activities decreased for the six months ended June 30, 2014 to $57.1 million, compared to $96.2 million for the same period in 2013, mainly due to the receipt in March 2013 of cash sweep of $52.2 million that accrued in 2012.
Net cash generated from investing activities was $16.0 million for the six months ended June 30, 2014, compared to $133.0 million used in the same period in 2013. The decrease in cash used is due mainly to higher cash received from associates, cash received following the repayment of the $50 million loan in connection with the Corte Real and Bluelot charter terminations and refunds received in the period ended June 30, 2014 from the shipyard following the cancellation four 4,800 TEU newbuilding container vessels in 2013 and 2014. These cash receipts were partly offset by payments made to acquire vessels, higher installments made for newbuildings and no cash received from the sale of assets and charter terminations. There was a reduction in repayments from capital leases of $4.5 million resulting from less vessels being accounted for as capital leases.
Net cash outflow from financing activities for the six months ended June 30, 2014 was $82.3 million, compared to $17.3 million generated in the same period in 2013. The decrease in cash generated from financing activities results from $245.8 million lower amounts received from debt and share issuances and dividend payments of $75.6 million made in the six months ended June 30, 2014 compared with $36.4 million in the same period in 2013. This was partly offset by lower repayment and prepayment of drawn amounts under bank facilities of $325.8 million and lower repurchase and redemption of bonds totaling $75.3 million in the six months ended June 30, 2014, compared with $333.1 million and $248.1 million respectively for the same period in 2013.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at June 30, 2014.

	As of June 30, 2014
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,016.4	78.9
Loan facilities secured against investments in securities	—	19.9
Unsecured borrowings:
3.75% senior unsecured convertible bonds due 2016	125.0	—
NOK600 million senior unsecured floating rate bonds due 2017	93.2	—
3.25% senior unsecured convertible bonds due 2018	350.0	—
NOK900 million senior unsecured floating rate bonds due 2019	145.4	—
	1,730.0	98.8
As of June 30, 2014, there was $78.9 million net available to draw under secured revolving credit facilities. In addition, $19.9 million of a $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company’s investment in certain marketable securities as at June 30, 2014.
In addition to the above, our equity accounted subsidiaries with total debt outstanding of $1.5 billion as at June 30, 2014 had net amounts available to draw under secured revolving credit facilities of $50.0 million.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company, excluding two 1,700 TEU container vessels built in 2005, two 5,800 TEU container vessels, two Kamsarmax drybulk carriers recently acquired and four newbuilding 8,700 TEU container vessels currently under construction and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 4, 2014

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS